Filed Pursuant to Rule 433

Dated July 18, 2012

Registration Statement No. 333-162451

Relating to

Preliminary Prospectus Supplement Dated July 18, 2012 to

Prospectus dated October 13, 2009

DDR Corp.

Depositary Shares

Each Representing 1/20 of a Share of 6.50% Class J Cumulative

Redeemable Preferred Shares

(Liquidation Preference $25.00 per Depositary Share)

Issuer:	DDR Corp.

Title of Shares:	Depositary shares each representing 1/20 of a share of 6.50% Class J Cumulative Redeemable Preferred Shares (which are referred to as the “New Class J Preferred Shares”)

Number of Shares:	8,000,000 depositary shares

Option to Purchase Additional Shares:	None

Public Offering Price:	$25.00 per depositary share, plus accrued dividends, if any, from August 1, 2012

Underwriting Discount:	$0.7875 per depositary share

Net Proceeds (before expenses):	$193.7 million

Maturity:	Perpetual (unless redeemed by the Issuer as set forth under “Optional Redemption” or “Special Optional Redemption” below, or converted by a holder as set forth under “Conversion Rights” below and otherwise as described in the preliminary prospectus supplement)

Trade Date:	July 18, 2012

Settlement Date:	T+10; August 1, 2012

Dividend Rate:	6.50% of the $25.00 liquidation preference per year per depositary share (equivalent to $1.625 per year per depositary share, or $0.40625 per quarterly period per depositary share)

Dividend Payment Dates:	On the fifteenth day of each January, April, July and October, commencing October 15, 2012 or, if not a business day, the next succeeding business day.

Optional Redemption:	Except in certain circumstances relating to the preservation of the Issuer’s status as a real estate investment trust, and except as described below under “Special Optional Redemption,” the New Class J Preferred Shares and the depositary shares will not be redeemable prior to August 1, 2017. On and after August 1, 2017, the New Class J Preferred Shares will be redeemable for cash at the Issuer’s option (and the Preferred Shares Depositary (as defined in the preliminary prospectus supplement) will redeem the number of depositary shares representing interests in the New Class J Preferred Shares redeemed), in whole or in part, at a redemption price of $500.00 per share (equivalent to $25.00 per depositary share), plus accrued and unpaid dividends to, but not including, the date of redemption.

Special Optional Redemption:	Upon the occurrence of a Change of Control (as defined in the preliminary prospectus supplement), the Issuer may, at its option, redeem the New Class J Preferred Shares (and the depositary shares), in whole or in part within 120 days after the first date on which such Change of Control occurred, by paying $500.00 per share (equivalent to $25.00 per depositary share), plus accrued and unpaid dividends to, but not including, the date of redemption. If, prior to the Change of Control Conversion Date (as defined in the preliminary prospectus supplement), the Issuer has provided or provides notice of exercise of any of its redemption rights relating to the New Class J Preferred Shares (and depositary shares) (whether its optional redemption right or its special optional redemption right), the holders of depositary shares representing interests in the New Class J Preferred Shares will not be permitted to exercise the conversion right described below under “Conversion Rights” with respect to the New Class J Preferred Shares (and depositary shares) called for redemption.
Conversion Rights:

Upon the occurrence of a Change of Control, each holder of depositary shares representing interests in the New Class J Preferred Shares will have the right (unless, prior to the Change of Control Conversion Date, the Issuer has provided or provides notice of its election to redeem the New Class J Preferred Shares (and depositary shares)) to direct the Preferred Shares Depositary, on such holder’s behalf, to convert some or all of the New Class J Preferred Shares underlying the depositary shares held by such holder on the Change of Control Conversion Date into a number of the Issuer’s common shares (or equivalent value of alternative conversion consideration) per New Class J Preferred Share to be converted equal to the lesser of:

•    the quotient obtained by dividing (1) the sum of $500.00 per share (equivalent to $25.00 per depositary share) plus the amount of any accrued and unpaid dividends to, but not including, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a record date for a New Class J Preferred Shares dividend payment and prior to the corresponding New Class J Preferred Shares dividend payment date, in which case no additional amount for such accrued and unpaid dividends will be included in this sum) by (2) the Common Share Price (as defined in the preliminary prospectus supplement); and

• 66.8896 (equivalent to 3.3445 per depositary share), which is referred to as the Share Cap, subject to certain adjustments;

and subject, in each case, to (i) the aggregate number of common shares (or alternative conversion consideration, as applicable) issuable upon exercise of the Change of Control Conversion Right in respect of the New Class J Preferred Shares underlying the depositary shares not exceeding 26,756,000 common shares (or alternative conversion consideration, as applicable), which is referred to as the Exchange Cap, subject to certain adjustments, and (ii) provisions for the receipt of alternative conversion consideration as described in the preliminary prospectus supplement.

Expected Listing/Trading Symbol:	NYSE / “DDR PR J”
Expected Ratings (Moody’s/S&P/Fitch):	Ba1 (stable) / B (positive) / BB- (stable)
CUSIP/ISIN:	23317H 607 / US23317H6071

Sole Book-Running Manager:	J.P. Morgan Securities LLC
Co-Managers:	BNY Mellon Capital Markets, LLC
Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.

Other Underwriters:	BB&T Capital Markets, a division of Scott & Stringfellow, LLC
B.C. Ziegler and Company
Blaylock Robert Van, LLC
Cabrera Capital Markets, LLC
CastleOak Securities, L.P.
C.L. King & Associates, Inc.
Credit Suisse Securities (USA) LLC
Davenport & Company LLC
J.J.B. Hilliard, W.L. Lyons LLC
Janney Montgomery Scott LLC
KeyBanc Capital Markets Inc.
Muriel Siebert & Co., Inc.
Oppenheimer & Co. Inc.
PNC Capital Markets LLC
U.S. Bancorp Investments, Inc.
Sandler O’Neill & Partners, L.P.
Scotia Capital (USA) Inc.
Stifel, Nicolaus & Company, Incorporated
The Williams Capital Group, L.P.

Ratings may be changed, suspended or withdrawn at any time and are not a recommendation to buy, hold or sell any security.

The issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the related preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus supplement and the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533.

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